

USPB UPDATE

| Volume 10, Issue 8 | www.uspremiumbeef.com | August 8, 2006 |

West Coast brand compliments National Beef's natural product offering

Vintage Foods Purchase Expands Natural Beef Line

Cattle are 20 months or younger and raised without antibiotics or hormones.

National Beef California, a subsidiary of National Beef Packing Company, LLC (National Beef), has acquired Vintage Foods Limited Partnership (Vintage), Los Angeles, CA. The purchase includes the Vintage™ Natural Beef brand.

"The Vintage™ Natural Beef brand is established on the West Coast and it strengthens our natural product line," CEO Steve Hunt explains. "Having the Vintage brand will provide our sales staff with another option for marketing natural beef programs to our retail customers.

"Cattle qualifying for the Vintage label must be raised without antibiotics and hormone implants and will be marketed through the Brawley, CA, facility," Hunt adds.

Vintage™ Natural Beef utilizes cat-tle that are twenty months of age and younger that grade a high percentage of USDA Prime and USDA Choice. Vintage becomes the third natural beef product line offered by National Beef along with Naturewell™ Natural Beef and NatureSource™ Natural Angus Beef.♦



Age Verified premium set at $10 per head

Japanese Market Reopens

The Japanese government began accepting U.S. beef on July 27. As a result of that decision, USPB has begun paying a market-based age verified premium which is **currently $10 per head.** However **this premium will fluctuate with Japanese demand for our products.**

"The opening of the Japanese market to U.S. beef once again gives us an outlet for age verified beef," Steve Hunt, USPB CEO, explains. "We have an excellent relationship with our Japanese customers and are encouraged that we will now be able to serve those markets."

The age requirement for beef qualifying for export to Japan remains at 20 months or less at harvest. Eligible age verified cattle must be shipped from a feedyard that is an approved supplier of a USDA certified supplier program. Members wanting to deliver age verified cattle for this market should call Brian Bertelsen, at 866-877-2525 for more information.♦

Leasing Program Offers Flexibility

USPB will again offer unitholders assistance in leasing delivery rights they will not be able to deliver cattle against in fiscal year 2007, which begins August 27.

Unitholders who know they will not be able to deliver cattle against their delivery rights during fiscal year 2007 may call USPB staff at 866-877-2525 to list their delivery rights on the company's lease list **beginning August 14**. A Delivery Authorization form and a fiscal year 2007 Odd Slot Delivery Period Preference Form (Delivery Schedule) must be completed before delivery rights can be listed on the company's lease list.

USPB will invoice the member leasing delivery rights and make payment to unitholders after their delivery rights are leased. Currently, lease rates are $5 per delivery right.

Also during fiscal year 2007, USPB will add a "large quantity negotiated lease" service. This will apply to unitholders who wish to lease out 2,000 or more delivery rights at one time. Unitholders with more than 2,000 delivery rights to lease should call Tracy Thomas for information on how to participate in this new service.♦

Fiscal Year 2007 Delivery Schedules Are Due

USPB unitholders who have not completed and returned a fiscal year 2007 Odd Slot Delivery Period Preference Form (Delivery Schedule) should do so as soon as possible. Unitholders will not be able to deliver cattle or lease delivery rights in fiscal year 2007 until this form is returned.♦

Annual Meeting Set for Nov. 29

Company results, Brawley Beef highlight agenda.

USPB's annual meeting has been scheduled for Nov. 29 at the Century II Convention Center in Wichita, KS.

USPB members will hear a report from management on the company's financial and cattle performance during fiscal year 2006. National Beef management will report on the company's fiscal year 2006 results including the acquisition and operations of Brawley Beef.

USPB will also conduct Board of Director elections for two Even Slot deliverer positions currently held by Terry Ryan and John Fairleigh. Both directors have indicated they will seek re-election for another three year term. ♦

Choice/Select Spread Narrows; Premiums Remain Strong

USDA's Choice/Select spread narrowed significantly during the last month. Because USPB uses a four-week rolling average to determine the weekly Choice premium on our grids, members delivering cattle continue to benefit from an unusually wide Choice/Select spread.

For example, during the week of August 5, the *four-week rolling average* Choice premium on USPB's grids was $20.30 per cwt. compared to a previous USDA *weekly average* Choice/Select spread of $17.18 per cwt. Quality Grade premiums on USPB's Base and Market grids averaged $25.16 and $26.05 during the past four weeks in part due to the benefit of our four-week rolling average Choice premium. See complete results in the USPB Benchmark Performance Data table below. ♦


USDA Weekly Choice/Select Spread
00-04 AVG
2005
2006
$/cwt, carcass basis
$24
$20
$16
$12
$8
$4
$0
1-Jan
1-Feb
1-Mar
1-Apr
1-May
1-Jun
1-Jul
1-Aug
1-Sep
1-Oct
1-Nov
1-Dec

USPB Benchmark Performance Data

Cattle Marketed Between 7/2/06 and 7/29/06				
(Numbers in Percent)	Base Grid		Market Grid	
	All	Top 25%	All	Top 25%
Yield	64.13	64.38	64.16	64.07
Prime	2.02	4.58	1.39	2.80
Choice	58.90	77.06	53.99	69.77
CAB	10.65	18.05	8.77	13.84
NAB	6.49	8.74	1.35	0.34
Black Hided	76.77	87.52	67.66	71.84
Ungraded	2.13	0.73	2.72	0.68
Hard Bone	0.28	0.11	0.26	0.07
YG1	4.99	2.04	7.22	4.63
YG2	29.94	22.79	32.86	30.75
YG3	48.19	54.80	43.63	48.71
YG4	15.20	18.24	14.68	14.72
YG5	1.67	2.12	1.61	1.19
Light Wt.	0.38	0.14	0.30	0.15
Heavy Wt.	1.61	1.51	1.01	0.84
QG Premium	$25.16	$62.78	$26.05	$61.57
Yield Benefit	$12.11	$19.21	$3.75	$2.64
YG P/D	-$6.38	-$9.24	-$5.94	-$6.41
OW Discount	-$2.55	-$2.17	-$1.86	-$1.38
S/H Premium	$1.76	$2.16	$3.21	$3.50
Total Prem.	**$30.10**	**$72.74**	**$25.21**	**$59.92**

ADDRESS SERVICE REQUESTED

U.S. Premium Beef, LLC
P.O. Box 20103
Kansas City, MO 64195

Presort First Class
US Postage Paid
Kansas City, MO
Permit #6412